SUBSIDIARIES OF ADINO ENERGY CORPORATION

Name of subsidiary	State of incorporation or organization	Assumed names

Adino Exploration, LLC	Texas	Adino Exploration
Petro 2000 Exploration Co.

Adino Oilfield Services, LLC	Texas

PetroGreen Energy, LLC	Nevada